U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

        THE ISSUER IS A FOREIGN PRIVATE ISSUER. THIS FILING IS BEING MADE
                        FOR INFORMATIONAL PURPOSES ONLY.

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person

    Gertler                          James                 S.
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   (Last)                           (First)             (Middle)

   62 West 62nd Street

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   (City)                           (State)              (Zip)

   New York,                        New York             10023

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Optimal Robotics Corp. (1)          OPMR

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     January 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)



________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/21/00        M             1,200         A      $5.5625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/21/00        S               100         D      $35.375                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/21/00        S             1,100         D    $35.40625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/25/00        M            11,300         A      $5.5625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/25/00        S             3,800         D       $35.50                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/25/00        S             5,000         D       $35.75                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/25/00        S             2,500         D      $36.625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/26/00        M             2,500         A      $5.5625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares                        1/26/00        S             2,500         D       $36.00    -0-          D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         (Print or Type Responses)
                                                                          (Over)
                                                                  SEC 1474(8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     -------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code  V   (A)    (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase $5.5625  1/21/00  M     V           1,200  2/4/99  2/4/03  Class A    1,200                      D
Class A Shares                                                                 Shares
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase $5.5625  1/25/00  M     V          11,300  2/4/99  2/4/03  Class A   11,300                      D
Class A Shares                                                                 Shares
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase $5.5625  1/26/00  M     V           2,500  2/4/99  2/4/03  Class A    2,500           15,000(2)  D
Class A Shares                                                                 Shares
====================================================================================================================================

Explanation of Responses:

(1) The Issuer is a Private Foreign Issuer. This filing, as with all preceding filings, is for information purposes only.

(2) Aggregate of all remaining stock options to purchase Class A shares under 1997 Stock Option Plan.

        /s/ James S. Gertler                                     2/1/00
---------------------------------------------            -----------------------
     **Signature of Reporting Person                               Date
       James S. Gertler

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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                                                                 SEC 1474 (8-92)